Infosys®

PRESS RELEASE

Infosys to Onboard Award-Winning Experience Design Agency, Carter Digital

Strengthens Infosys' creative digital capabilities across Australia

Bengaluru, India and Melbourne, Australia – January 13, 2021: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to purchase assets and onboard employees of Carter Digital, one of Australia's leading and award-winning experience design agencies. This asset takeover strengthens Infosys' global design and experience offerings, demonstrates its continued commitment in bringing innovative thinking, talent and creativity to its clients, and provide effective global digital solutions.

Carter brings to Infosys, experts in human centered design, experiential, enhanced digital transformation, customer interaction expertise, and will also cement WONGDOODY, an Infosys brand, into the Australasian market.The agency is known for its holistic approach and 'people first, design later' mantra, delivering services to connect digital to physical experiences in the consumer, commerce, technical and corporate environments, backed with data analysis, analytics, and creative expertise, to drive compelling, purposeful outcomes.

With services that include business and creative strategy, research and insights, branded commerce and digital product development, user and customer experiences, interaction, experiential and creative design, consumer and product design, Carter delivers enriched, purpose-led experience for brands across arts, culture, education, tourism, events, start-ups and healthcare.

Together with Infosys' earlier acquisition of WONGDOODY that offers creative and marketing services, Carter brings complementary capabilities to help global CMOs and businesses thrive in a digital commerce world. As part of Infosys' global design and experience offering, Carter Digital will be rebranded as WONGDOODY and join its network of studios across Seattle, Los Angeles, New York, Providence, Houston, and London, as well as design hubs in five Indian cities.

Andrew Groth, Senior Vice President and Region Head for Australia and New Zealand, said, "Australia is a strategic market for Infosys and the company has enjoyed strong and consistent growth serving marquee clients across a range of industries from telecom and financial services, to utilities and the public sector. As digital experience becomes a critical differentiator in most enterprise transformations, the addition of Carter's capabilities reaffirms our commitment to help clients navigate their digital priorities with a complete end-to-end offering."

Ben Weiner, CEO, WONGDOODY, an Infosys company, added, "In Carter, we have found kindred spirits who align with the cultures of both WONGDOODY and Infosys. We are very excited to bring their capabilities to Infosys' clients in the market where the opportunity to add layers of digital strategy, customer experience, and design is significant and compelling. We are excited to welcome Carter Digital to the Infosys family"

"Carrying the WONGDOODY flag into our region provides us the ability to turbo charge our delivery. This, along with the backing of Infosys, means we now have the instant depth and scalability to meet the growing needs and expectations of our current and future clients," said **Paul Beardsell, Founder & Managing Director, Carter Digital.**

James Noble, Founder & Chief Creative Officer of Carter Digital added, "We're excited to be joining WONGDOODY, an Infosys company. Being a like-minded, internationally recognised human experience and brand engagement agency creates enormous opportunities for us in the Australasian market. This enable us to further our industry-leading work, connecting us to new capabilities, and enhancing our partner's success."

This is an asset purchase and the transaction is expected to close during the fourth quarter of fiscal 2021, subject to customary closing conditions.

About Carter Digital

Putting people ahead of everything else, Carter delivers human-centric, data driven outcomes to transform the way customers interact with businesses, in a rapidly changing digital world. Delivering experiences to surprise and delight the people using them, they enable clients to exceed audience needs, grow market share and deepen engagements. Carter have achieved sustained success in a world where technology, expectations and adapts to meet customer behaviours.

Winner of numerous industry accolades and awards on behalf of their clients since 2010, is an acknowledgement of the consistent results Carter deliver.

About WONGDOODY, an Infosys company

WONGDOODY is an award-winning creative agency and the global experience-and-design platform for Infosys. The company is recognized for branding, retail, and consumer insights. With offices in Seattle, New York, Los Angeles, Providence, and across the globe; WONGDOODY clients have included Amazon, Honda, and a wide range of Fortune 500 companies.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully

complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

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